EXHIBIT 6.1

to Annual Report

on Form 20-F

Statement Explaining How Earnings Per Share Information
Was Calculated in This Annual Report

The calculation of basic earnings per share for the year ended December 31, 2002 is based on the combined net income for the year attributable to ordinary shareholders of RMB1,401.6 million, divided by the weighted average number of ordinary shares outstanding in 2002, which were 10,495,862,841 shares. As there are no dilutive securities, there is no difference between basic and diluted pro forma earnings per share.

III-2